Exhibit 10-F-3

Amendment to Description of Director Compensation as of February 8, 2012

On February 8, 2012, the Board of Directors approved an increase in Board annual retainer compensation to $250,000 from the current $200,000 and approved increases in the Presiding Director and Committee chair fees. The increases are effective from January 1, 2012. Consistent with present practice, 60% of total retainer compensation will be deferred into Ford Common Stock units.

Specifically, the Board of Directors:

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Approved an increase of $50,000 (from $200,000 to $250,000) in the annual retainer for Board service, while requiring 60% of the annual retainer ($37,500 at the end of each quarter - $150,000 per year) be deferred into Ford Common Stock units under the Deferred Compensation Plan for Non-Employee Directors.

•	Increased the Presiding Director fee to $25,000 from $10,000 (such fee may be deferred at the election of the Presiding Director).

•	Increased the annual Committee chair fee to $15,000 from $5,000 (such fee may be deferred at the election of each Committee chair).

A review of director compensation at companies similarly situated to Ford indicated that Ford was below the average and at about the median level paid to directors. This increase is consistent with Ford's philosophy of paying its directors near the top level of the leading companies in order to permit the Company to continue to attract quality directors in a very difficult environment.
Survey data also indicated that our fees for the Presiding Director position and the Committee chairs were below competitive levels. The Board approved the additional compensation for the Presiding Director and the chairs of each of the Committees, as shown above, to be reasonably competitive with leading companies.